

May 13, 2022

Yoko Miyashita
Chief Executive Officer
Leafly Holdings, Inc.
111 S Jackson Street, Suite 531
Seattle, WA 98104

> **Re: Leafly Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2022**
> **File No. 333-264232**

Dear Ms. Miyashita:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Forward Share Purchase Agreements, page 1

1. We note your response to prior comment 4. Provide the basis for your assertion that the rationale for entering into the FPAs "was to maximize Leafly's future liquidity in the event that the market price of Leafly's common stock exceeds the Put Price on the Redemption Date." Please explain that the agreements will significantly decrease Leafly's liquidity in the event the market price is lower than the Put Price, since Leafly would be required to buy back the shares from the investors and the FPA funds held in escrow will be forfeited. Disclose, if true, that the agreements were used as a means to satisfy the conditions to consummate the SPAC business combination and explain how the

sponsor and the FPA investors were incentivized to enter into the agreements. Explain how these arrangements benefit the FPA investors to the potential detriment of the public investors.

2. State the reason for the parties' decision to extend the Redemption Date and increase the Put Price.

3. Given that Leafly may not receive any further proceeds from the escrow account to the extent the FPA investors elect to have their shares redeemed by Leafly, include risk factor disclosure highlighting the potential depletion of the cash held in escrow.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Heather Emmel